UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Lorentzen, Fridtjof
   F. H. Lorentzen AS
   H. Heyerdahlsgate 1
   Oslo,   0160
   Norway
2. Issuer Name and Ticker or Trading Symbol
   Transocean Offshore Inc.
   RIG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock (1)             |6/6/97|S4  |328 (2)           |D  |$36.69     |                   |      |                           |
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Common Stock                 |6/9/97|S4  |1,204 (2)         |D  |$36.60     |                   |      |                           |
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Common Stock                 |6/9/97|S4  |241 (2)           |D  |$36.96     |                   |      |                           |
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Common Stock                 |6/2/97|S4  |602 (2)           |D  |$34.85     |                   |      |                           |
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Common Stock                 |6/3/97|S4  |602 (2)           |D  |$36.40     |                   |      |                           |
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Common Stock                 |6/6/97|S4  |1,594 (2)         |D  |$36.64     |                   |      |                           |
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Common Stock                 |6/6/97|S4  |1,806 (2)         |D  |$36.24     |                   |      |                           |
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Common Stock                 |6/2/97|S4  |601 (2)           |D  |$34.85     |                   |      |                           |
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Common Stock                 |6/6/97|S4  |65 (2)            |D  |$36.64     |327,077            |I     |(3)                        |
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Common Stock                 |      |    |                  |   |           |11,198             |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Appreciation Right|$31.25  |5/8/9|A   |2,000      |A  |(4)  |5/7/0|Common Stock|2,000  |       |2,000       |D  |            |
s (1)                   |        |7    |    |           |   |     |7    |            |       |       |            |   |            |
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Explanation of Responses:
(1)  Shares of common stock, numbers of Stock Appreciation Rights and sale and exercise prices thereof shown in this report have been adjusted to reflect the issuer's two-for-one stock split effected in the form of a 100%
stock dividend paid in September 1997.
(2) Represents reporting person's proportionate ownership interest in common stock held indirectly through certain Norwegian companies.
(3) Owned indirectly by the reporting person through A/S Filo, A/S Pater and/or
A/S Anilin, each a Norwegian company.
(2)  Grant of 2,000 Stock Appreciation Rights under the Transocean Offshore
Inc. Long-Term Incentive Plan  exercisable as follows:  666 on 5/8/98,
666 on 5/8/99 and 668 on
5/8/00.
SIGNATURE OF REPORTING PERSON
/s/ Fridtjof Lorentzen by Nicolas J. Evanoff
DATE
February 17, 1998